SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),  (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Endocare, Inc.

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

29264P104

(CUSIP Number)

December 7, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Frazier Healthcare V, LP 83-0410164

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		1,580,896
Reporting
Person	7.	Sole Dispositive Power
With:
0

	8.	Shared Dispositive Power

1,580,896

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,580,896

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

Approximately 13.63%[1]

12.	Type of Reporting Person (See Instructions)

OO

_____________________
[1]	Based on 11,594,895 shares of Common Stock outstanding as of September 30, 2007 based on information set forth in the Form 10-Q of the Issuer filed on November 6, 2007.

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1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

FHM V, LP 83-0410162

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		1,580,896
Reporting
Person	7.	Sole Dispositive Power
With:
0

	8.	Shared Dispositive Power

1,580,896

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,580,896

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

Approximately 13.63%[2]

12.	Type of Reporting Person (See Instructions)

OO

_____________________
[2]	Based on 11,594,895 shares of Common Stock outstanding as of September 30, 2007 based on information set forth in the Form 10-Q of the Issuer filed on November 6, 2007.

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1.	Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

FHM V, LLC 83-0410157

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power

Number of		0
Shares
Beneficially	6.	Shared Voting Power
Owned by
Each		1,580,896
Reporting
Person	7.	Sole Dispositive Power
With:
0

	8.	Shared Dispositive Power

1,580,896

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,580,896

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
☐

11.	Percent of Class Represented by Amount in Row (9)

Approximately 13.63%[3]

12.	Type of Reporting Person (See Instructions)

OO

_____________________
[3]	Based on 11,594,895 shares of Common Stock outstanding as of September 30, 2007 based on information set forth in the Form 10-Q of the Issuer filed on November 6, 2007.

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Item 1(a).	Name of Issuer: Endocare, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

201 Technology Drive
Irvine, CA 92618

Item 2(a).	Name of Persons Filing:

Frazier Healthcare V, LP, a Delaware limited partnership (“FH V”), FHM V, LP, a Delaware limited partnership (“FHM LP”) and FHM V, LLC, a Delaware limited liability company (“FHM LLC,” and together with FH V and FHM LP, each a “Filer” and collectively the “Filers”).

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of each of the Filers is:

c/o Frazier Healthcare Ventures
601 Union Street, Suite 3200
Seattle, WA 98101

Item 2(c).	Citizenship: The citizenship of each of the Filers is Delaware.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 29264P104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

As of the date hereof, FH V is the record owner of 1,580,896 shares of Common Stock (the “Shares”). The general partner of FH V is FHM LP and the general partner of FHM LP is FHM LLC. The members of FHM LLC are Alan Frazier and Nader Naini (collectively the “Members”). Each of FHM LP, FHM LLC and the Members disclaim beneficial ownership of the Shares held by FH V except and to the extent of their pecuniary interest therein and this Schedule 13G shall not be deemed an admission for purposes of Section 16 or any other purposes.

(b)	Percent of Class:

FH V owns approximately 13.63% of the outstanding Common Stock of the Issuer. The foregoing percentage is calculated based on 11,594,895 shares of Common Stock outstanding as of September 30, 2007 based on information set forth in the Form 10-Q of the Issuer filed on November 6, 2007 with the Securities Exchange Commission.

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(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 8 of cover sheets.

Each of FHM LP, FHM LLC and the Members disclaim beneficial ownership of the Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. Each of the Filers expressly disclaims membership in a “group” as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 10, 2007.	Frazier Healthcare V, LP
By FHM V, LP, its General Partner
By FHM V, LLC, its General Partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

Dated December 10, 2007.	FHM V, LP
By: FHM V, LLC, its General Partner

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

Dated December 10, 2007.	FHM V, LLC

	By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

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